SRK Consulting (Canada) Inc.
2200–1066 West Hastings Street
Vancouver, BC V6E 3X2

T: +1.604.681.4196
F: +1.604.687.5532

vancouver@srk.com
www.srk.com

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: **Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada and Effective Date:** November 15, 2014.

I, Stephen Taylor, residing at 1352 Hastings Crescent, Sudbury, Ontario do hereby certify that:

1) I am a Principal Mining Engineer with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite101, 1984 Regent Street South, Sudbury, Ontario, Canada.
2) I am a graduate of Laurentian University in Sudbury, Ontario with a B.Eng in Mining Engineering in 1992 and I also obtained an M.Sc (Mining Engineering) from the University of Nevada-Reno, Mackay School of Mines in 1995. I have practiced my profession continuously since 1995. My work has involved mine planning and mine supervision/operations for 15 years, and consulting on underground projects in several countries since 2010.
3) I am a Professional Engineer registered with the Professional Engineers of Ontario (PEO#90365834).
4) I have personally visited the Keno Hills Silver District project site from June 25 to 27, 2012.
5) That, as a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.
6) I am responsible for report Sections 16.5, 16.7, 16.8 and I co-authored Sections 1, 16.10, 21, 24, 25 and 26.
7) My prior involvement with the project consists of co-authoring an Updated PEA report, completed in November, 2013.
8) I have read National Instrument 43-101 and the definition of Qualified Person set out in the Instrument and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
9) SRK Consulting (Canada) Inc. and its supporting team of consultants were retained by Alexco Resources Corporation (Alexco) to prepare an Updated Preliminary Economic Assessment of the KHSD project. In conducting the assessment, SRK followed CIM "Best practices" and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding Technical Report is based on a site visit, a review of project files and discussions with Alexco personnel.
10) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the subject property or securities of Alexco Resource Corp.
11) That, as of the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Sudbury, Canada
December 10, 2014

Stephen Taylor, PEng
Principal Mining Engineer